                       SECURITIES AND EXCHANGE COMMISSION


                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            MULTI-MARKET RADIO, INC.
         --------------------------------------------------------------
                                (Name of Issuer)

                            MULTI-MARKET RADIO, INC.
         --------------------------------------------------------------
                      (Name of Person(s) Filing Statement)


                                Class B Warrants
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                   625432125
         --------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                               Michael G. Ferrel
                            Multi-Market Radio, Inc.
         President, Chief Executive Officer and Chief Operating Officer
                        150 East 58th Street, 19th Floor
                            New York, New York 10155
                                 (212) 407-9150

         --------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                      Notices and Communications on Behalf
                       of the Person(s) Filing Statement)

                                   Copies to:
                            Howard M. Berkower, Esq.
                                Baker & McKenzie
                                805 Third Avenue
                            New York, New York 10022
                                 (212) 751-5700

                                October 8, 1996
         --------------------------------------------------------------
                       Date Tender Offer First Published,
                       Sent of Given to Security Holders

                           CALCULATION OF FILING FEE
         --------------------------------------------------------------
              Transaction Valuation*     Amount of Filing Fee*

                  $4,710,400                    $942.08
         --------------------------------------------------------------


*The transaction valuation and filing fee were computed in accordance with Rule 0-11(a)(4) and were calculated based on the market value of the 1,840,000 outstanding Class B Warrants, as determined by the average of the high and low prices reported on The Nasdaq Stock Market, Inc.'s National Market System on October 4, 1996.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   n/a
                          ---------------------------------------------------
Form or Registration No.: n/a
                          ---------------------------------------------------
Filing Party:             n/a
                          ---------------------------------------------------
Date Filed:               n/a
                          ---------------------------------------------------






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ITEM 1. SECURITY AND ISSUER.

                  (a) The name of the issuer and the address of its principal executive office is:

                           Multi-Market Radio, Inc.
                           150 East 58th Street, 19th Floor
                           New York, New York  10155

                  Certain information concerning the executive officers, directors, and controlling persons of Multi-Market Radio, Inc. ("MMR") is set forth on Annex A attached hereto. Any disclosure made herein (including on Annex A) with respect to persons other than MMR is made on information and belief.

                  (b) The securities being sought are all of the Class B Warrants expiring March 22, 1999 of MMR (the "MMR Class B Warrants"). As of October 3, 1996, 1,840,000 MMR Class B Warrants were outstanding.

                  Each MMR Class B Warrant entitles the registered holder to purchase one share of Class A Common Stock, par value $.01 per share, of MMR (the "MMR Class A Shares") at a price of $11.50 per share, subject to adjustment in certain circumstances, at any time commencing on March 23, 1994 and ending at 5:00 p.m., New York City time, on March 22, 1999, at which time the MMR Class B Warrants will expire.

                  MMR is seeking to exchange an aggregate of 368,000 MMR Class A Shares for all of the 1,840,000 MMR Class B Warrants which are outstanding (the "Exchange Offer"). Each holder of MMR Class B Warrants who elects to participate in the Exchange Offer will receive one MMR Class A Share in exchange for five (5) MMR Class B Warrants, in each case upon the terms and subject to the conditions set forth in the Offering Circular, dated October 4, 1996 (the "Offering Circular"), a copy of which is attached hereto as Exhibit 9(a)(i), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit 9(a)(ii). MMR will not issue fractional MMR Class A Shares but will pay cash in lieu of issuing fractional MMR Class A Shares.

                  To the knowledge of MMR, no officer, director or affiliate of MMR owns any MMR Class B Warrants.

                  (c) The information set forth in the section entitled "Summary--Comparative Market Price Data" of the Joint Proxy
Statement/Prospectus included as Annex 1 to the Offering Circular is incorporated herein by reference.

                  (d) MMR is filing this statement.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a) The consideration offered by MMR to induce the exchange of the MMR Class B Warrants consists solely of MMR Class A Shares except that MMR will not issue fractional MMR Class A Shares but will pay cash in lieu of issuing fractional MMR Class A Shares. If the Exchange Offer is accepted by the holders of all of the MMR Class B Warrants, MMR will issue 368,000 MMR Class A Shares in exchange for all outstanding MMR Class B Warrants. Other than the expenses of the Exchange Offer, MMR will incur no monetary obligations in connection with the Exchange Offer.
Such expenses shall be paid by MMR from its working capital.

                  (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

                  The Exchange Offer is being undertaken by MMR pursuant to its obligations under the Amended and Restated Agreement and Plan of Merger, dated as of April 15, 1996, as amended (the "Merger Agreement"), among SFX Broadcasting, Inc. ("SFX"), SFX Merger Company, a wholly-owned subsidiary of SFX ("Acquisition Sub"), and MMR, pursuant to which Acquisition Sub will merge with and into MMR (the "Merger") and MMR will become a wholly-owned subsidiary of SFX. The Merger Agreement provides that MMR shall use its commercially reasonable best efforts






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to commence an offer to exchange MMR Class A Shares for MMR Class B Warrants, which offer shall not be greater than two- tenths (.2) of an MMR Class A Share per MMR Class B Warrant. The Merger Agreement further provides that, in the event that MMR is unsuccessful in obtaining the exchange of at least 50% of the outstanding MMR Class B Warrants at the ratio set forth above on or prior to the fifth trading day preceding the effective time (the "Effective Time") of the Merger, then the ratio of shares of Class A Common Stock, par value $.01 per share, of SFX (the "SFX Class A Shares") and Class B Common Stock, par value $.01 per share, of SFX (the "SFX Class B Shares") to be issued to the holders of the various common and preferred shares of MMR shall be adjusted downward to the extent necessary to reduce the total dollar value of the SFX Class A Shares and SFX Class B Shares that would have otherwise been received by MMR security holders at the Effective Time (in each case calculated with reference to the SFX Class A Common Stock Price, which is defined as the average of the last reported bid and asked prices of an SFX Class A Share on The Nasdaq Stock Market, Inc's National Market System for the twenty (20) consecutive trading day ending on the fifth (5th) trading day prior to the Effective Time) by a dollar amount equal to the product of $2.50 times the number of MMR Class B Warrants outstanding immediately after such exchange in excess of 920,000. In the event that no MMR Class B Warrants are exchanged in the Exchange Offer, the consideration to be received by MMR security holders would be reduced by approximately $0.39 per MMR Share.

                  (a) The information set forth in the sections entitled "Summary--The Merger--The Merger Agreement," "The Merger Agreement--The Merger" and "--The Exchange Ratio" in the Joint Proxy Statement/Prospectus included as Annex 1 to the Offering Circular are incorporated herein by reference.

                  (b) The information set forth in the sections entitled "Summary--The Merger," "Proposals 1 and A--The Merger" and "The Merger Agreement" in the Joint Proxy Statement/Prospectus included as Annex 1 to the Offering Circular are incorporated herein by references.

                  (c) Not applicable.

                  (d) Not applicable.

                  (e) The information set forth in the sections entitled "Summary--The Merger--The Merger Agreement" and "The Merger Agreement--The Merger" in the Joint Proxy Statement/Prospectus included as Annex 1 to the Offering Circular are incorporated herein by references.

                  (f) Not applicable.

                  (g) Not applicable.

                  (h) The information set forth in the sections of the Offering Circular entitled "Offering Circular Summary --The Exchange Offer--Effects of the Exchange Offer on Non-Exchanging Holders of MMR Class B Warrants," "Risk Factors Relating to MMR--Possible Delisting of MMR Class B Warrants from the Nasdaq National Market" and "Purpose and Effects of the Exchange Offer" are incorporated herein by reference.

                  (i) The MMR Class B Warrants may be eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, depending on the number of MMR Class B Warrants that remain outstanding upon the termination of the Exchange Offer.

                  (j) Not applicable.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

                  Not applicable.

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ITEM 5.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO THE ISSUER'S SECURITIES.

                  See "Item 3 - Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate" which is incorporated by reference herein.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  Not applicable.

ITEM 7.  FINANCIAL INFORMATION.

                  (a)(1) The audited financial statements of MMR for the fiscal years ended December 31, 1994 and December 31, 1995 included in the section entitled "Index to Financial Statements" of the Joint Proxy
Statement/Prospectus included as Annex 1 to the Offering Circular are incorporated herein by reference.

                  (a)(2) The unaudited balance sheet of MMR as of June 30, 1996 and unaudited comparative year-to-date income statements, earnings per share and statements of cash flows for MMR for the six months ended June 30, 1995 and June 30, 1996 included in the section entitled "Index to Financial Statements" of the Joint Proxy Statement/Prospectus included as Annex 1 to the Offering Circular are incorporated herein by reference.

                  (a)(3) The ratio of earnings to fixed charges for the years ended December 31, 1994 and 1995 and the six months ended June 30, 1996 included in the Offering Circular under the caption "Risk Factors Relating to MMR--Substantial Leverage; Inability to Service Indebtedness" is incorporated herein by reference.

                  (a)(4) The book value per MMR share as of December 31, 1995 and as of June 30, 1996 included in the Offering Circular under the caption "Offering Circular Summary--Pro Forma Effect of the Exchange Offer" is incorporated herein by reference.

                  (b) The pro forma financial data relating to earnings per share and book value per share included in Offering Circular under the caption "Summary - Effect of the Exchange Offer" are incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

                  (a) Not applicable.

                  (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Exchange Offer except that (i) approval to list additional MMR Class A Shares on The Nasdaq Stock Market Inc.'s National Market System must be obtained and (ii) Blue Sky securities qualification for the Exchange Offer in various jurisdictions must be obtained.

                  (c) The MMR Class B Warrants are not marginable securities.

                  (d) There are no material pending legal proceedings relating to the Exchange Offer.

                  (e) The Offering Circular, including the Joint Proxy Statement/Prospectus attached thereto as Annex 1, which is an integral part thereof, should be read in its entirety and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(i)  Offering Circular, dated October 4, 1996.

                  (a)(ii) Letter of Transmittal to be used by warrantholders to tender MMR Class B Warrants pursuant to the Exchange Offer.

                  (a)(iii) Letter to Securities Dealers, Commercial Banks, Trust Companies and Other Nominees.

                  (a)(iv) Form of Letter to Clients from Securities Dealers, Commercial Banks, Trust Companies and Other Nominees.

                  (a)(v)   Guaranteed Delivery Form.

                  (a)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

                  (a)(vii) Letter from MMR to warrantholders.

                  (b)      Not applicable.

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  (f)      Not applicable.

                                                     SIGNATURE

                  After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                             MULTI-MARKET RADIO, INC.


                             By: /s/ Michael G. Ferrel
                                 ----------------------------------------
                                 Name:  Michael G. Ferrel
                                 Title: President, Chief Executive Officer
                                        and Chief Operating Officer

Date:  October 8, 1996

                                    ANNEX A

              INFORMATION REGARDING EXECUTIVE OFFICERS, DIRECTORS
                         AND CONTROLLING PERSONS OF MMR

A.       BRUCE MORROW (CHAIRMAN OF THE BOARD OF DIRECTORS)

Item 2.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 3.  Purpose of Tender Offer and Plans or Proposals of the Issuer or
         Affiliate.

         Other than the exchange of securities of MMR owned by him in the Merger, Mr. Morrow has no plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 3 of Schedule 13E- 4.

Item 4.  Interest in Securities of the Issuer.

         Not applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

         Not applicable.

B. MICHAEL G. FERREL (CHIEF EXECUTIVE OFFICER, PRESIDENT, CHIEF OPERATING OFFICER AND DIRECTOR)

Item 2.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 3.  Purpose of Tender Offer and Plans or Proposals of the Issuer or
         Affiliate.

         Other than the exchange of securities of MMR owned by him in the Merger and as set forth in the next paragraph, Mr. Ferrel has no plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 2 of Schedule 13E-4.

         MMR's Restated Certificate of Incorporation provides that on or after July 29, 1998, or earlier in the event of such default or failure after May 15, 1996, the holders of the MMR Original Preferred Shares (which includes Mr. Ferrel) were permitted to convert such non-voting (except as required by law) shares into an equal number of ten-votes-per-share MMR Class B Shares. The loan agreement between MMR and Finova (the "Finova Loan Agreement") and MMR's agreement governing the MMR Senior Subordinated Debentures contain covenants which limit MMR's annual corporate overhead expenditures. MMR has been in default of this covenant in the Finova Loan Agreement in each of the last two years, in part due to the expansion of MMR through acquisitions consummated subsequent to entering into the Finova Loan Agreement, and has received waivers of such default from Finova. In the third quarter of 1996 MMR again exceeded the limitation on annual corporate overhead expenditures contained in the Finova Loan Agreement and also exceeded the limitation on annual corporate overhead expenditures contained in the agreement governing the MMR Senior Subordinated Debentures.

         Because of such defaults, Mr. Ferrel was permitted to convert his MMR Original Preferred Shares into MMR Class B Shares. Mr. Ferrel has informed MMR that, in the event that the Merger is consummated shortly after the MMR Special Meeting, he does not intend to exercise his conversion rights with respect to the MMR Original Preferred Shares owned by him. MMR obtained a waiver of its default under the Finova Loan

         Agreement with respect to exceeding its corporate overhead limit and entering into the SFX Loan for a payment of $10,000, and also obtained a waiver of its default under the agreement governing the MMR Senior Subordinated Debentures. The MMR Original Preferred Shares held by Mr.Ferrel were placed in escrow pursuant to which, in the event that such shares were or are converted into MMR Class B Shares, Mr. Ferrel may vote such shares but is prohibited from transferring such shares prior to July 29, 1998.

Item 4.  Interest in Securities of the Issuer.

         Not applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

         Not applicable.

C.       RICHARD HEIDEMAN (SENIOR VICE PRESIDENT AND DIRECTOR)

Item 2.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 3.  Purpose of Tender Offer and Plans or Proposals of the Issuer or
         Affiliate.

         Other than the exchange of securities of MMR owned by him in the Merger, Mr. Heideman has no plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 3 of Schedule 13E-4.

Item 4.  Interest in Securities of the Issuer.

         Not applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

         Not applicable.

D.       MANUEL RODRIGUEZ (SENIOR VICE PRESIDENT)

Item 2.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 3.  Purpose of Tender Offer and Plans or Proposals of the Issuer or
         Affiliate.

         Other than the exchange of securities of MMR owned by him in the Merger, Mr. Rodriguez has no plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through
         (j) of Item 3 of Schedule 13E-4.

Item 4.  Interest in Securities of the Issuer.

         Not applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

         Not applicable.

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E.       JERRY D. EMLET (CHIEF FINANCIAL OFFICER)

Item 2.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 3.  Purpose of Tender Offer and Plans or Proposals of the Issuer or
         Affiliate.

         Other than the exchange of securities of MMR owned by him in the Merger, Mr. Emlet has no plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 3 of Schedule 13E- 4.

Item 4.  Interest in Securities of the Issuer.

         Not applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

         Not applicable.

F.       KENNETH J. HARMONAY (DIRECTOR)

Item 2.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 3.  Purpose of Tender Offer and Plans or Proposals of the Issuer or
         Affiliate.

         Other than the exchange of securities of MMR owned by him in the Merger, Mr. Harmonay has no plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 3 of Schedule 13E-4.

Item 4.  Interest in Securities of the Issuer.

         Not applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

         Not applicable.

G.       MYLES W. SCHUMER (DIRECTOR)

Item 2.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 3.  Purpose of Tender Offer and Plans or Proposals of the Issuer or
         Affiliate.

         Other than the exchange of securities of MMR owned by him in the Merger, Mr. Schumer has no plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 3 of Schedule 13E-4.

Item 4.  Interest in Securities of the Issuer.

         Not applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

         Not applicable.

H.       EDWARD L. SIMON (DIRECTOR)

Item 2.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 3.  Purpose of Tender Offer and Plans or Proposals of the Issuer or
         Affiliate.

         Other than the exchange of securities of MMR owned by him in the Merger, Mr. Simon has no plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 3 of Schedule 13E- 4.

Item 4.  Interest in Securities of the Issuer.

         Not applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

         Not applicable.

I.       ROBERT F. X. SILLERMAN (CONTROLLING PERSON BY VIRTUE OF HIS SHARE
         OWNERSHIP)

Item 2.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 3.  Purpose of Tender Offer and Plans or Proposals of the Issuer or
         Affiliate.

         Other than the exchange of securities of MMR owned by him in the Merger and as set forth in the next paragraph, Mr. Sillerman has no plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 3 of Schedule 13E-4.

         MMR's Restated Certificate of Incorporation provides that the holders of the MMR Class C Shares (which includes Mr. Sillerman) to convert such non-voting (except as required by law) shares into an equal number of one-voteper-share MMR Class A Shares, or on or after July 29, 1998, or earlier after May 15, 1996 in the event that MMR is in default under any obligation for borrowed money, into an equal number of MMR Class B Shares, which generally have ten votes per share. On or after July 29, 1998, or earlier in the event of such default or failure after May 15, 1996, the holders of the MMR Original Preferred Shares (which includes Mr. Sillerman) were permitted to convert such non-voting (except as required by law) shares into an equal number of ten-votes-per-share MMR Class B Shares. The loan agreement between MMR and Finova (the "Finova Loan Agreement") and MMR's agreement governing the MMR Senior Subordinated Debentures contain covenants which limit MMR's annual corporate overhead expenditures. MMR has been in default of this covenant in the Finova Loan Agreement in each of the last two years, in part due to the expansion of MMR through acquisitions consummated subsequent to entering into the Finova Loan Agreement, and has received waivers of such default from Finova. In the third quarter of 1996 MMR again exceeded the limitation on annual corporate overhead expenditures contained in the Finova Loan Agreement and also exceeded the limitation on annual corporate overhead expenditures contained in the agreement governing the MMR Senior Subordinated Debentures.

         Because of such defaults, Mr. Sillerman was permitted to convert his MMR Class C Shares and MMR Original Preferred Shares into MMR Class B Shares and on August 28, 1996 Mr. Sillerman exercised his right to convert his MMR Class C Shares and MMR Original Preferred Shares into MMR Class B Shares on a share for share basis. As a result of such conversion, Mr. Sillerman's beneficial ownership of the stock of MMR consists of 227,000 MMR Class A Shares, 493,334 MMR Class B Shares and 120,000 MMR Series B Preferred Shares. MMR obtained a waiver of its default under the Finova Loan Agreement with respect to exceeding its corporate overhead limit and entering into the SFX Loan for a payment of $10,000, and also obtained a waiver of its default under the agreement governing the MMR Senior Subordinated Debentures. Such conversion will not affect the number or class of the SFX Shares to be received by Mr. Sillerman in the Merger nor will it permit him to control the outcome of the stockholder vote on the Merger. Prior to the conversion, the MMR Original Preferred Shares held by Mr. Sillerman were placed in escrow pursuant to which, in the event that such shares were or are converted into MMR Class B Shares, Mr. Sillerman may vote such shares but is prohibited from transferring such shares prior to July 29, 1998. As a result of the conversion of his MMR Class C Shares and MMR Original Preferred Shares into MMR Class B Shares, Mr. Sillerman may be deemed to beneficially own shares representing 15.4% of the outstanding combined voting power of MMR with respect to the Merger, 50.1% of the outstanding combined voting power of MMR with respect to certain amendments to MMR's Restated Certificate of Incorporation (and 5.0% and 77.9% of the votes in the MMR Class A Share and MMR Class B Share class votes, respectively, of the vote with respect to certain amendments to MMR's Restated Certificate of Incorporation) and 50.1% with respect to most other matters, giving Mr. Sillerman control over almost all matters to be voted on by MMR Stockholders (including, without limitation, the election of a majority of directors).

Item 4.  Interest in Securities of the Issuer.

         Not applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

         Not applicable.

                                 EXHIBIT INDEX


     EXHIBIT
       NO.                              DESCRIPTION
     -------                            -----------
 9(a)(i)            Offering Circular, dated October 4, 1996.

 9(a)(ii) Letter of Transmittal to be used by warrantholders to tender MMR Class B Warrants pursuant to the Exchange Offer.

 9(a)(iii)          Letter to Securities Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.

 9(a)(iv) Form of Letter to Clients from Securities Dealer, Commercial Banks, Trust Companies and Other Nominees.

 9(a)(v)            Guaranteed Delivery Form.

 9(a)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

 9(a)(vii)          Letter from MMR to warrantholders.